Exhibit 99.1

NEWS RELEASE

Endeavour Silver Closes $18.5 Million Prospectus Offering
Including Exercise of Over-Allotment Option

Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States.

Vancouver, BC, Canada – October 7, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (EDR: TSX, EDR.WT: TSX, EXK: NYSE-Amex, EJD: DB-Frankfurt) is pleased to announce the completion of its prospectus offering announced September 17, 2009 and the exercise in full of the over-allotment option for total gross proceeds of approximately $18.5 million.

Bradford Cooke, Chief Executive Officer stated: “We were happy to see such strong market support for this equity offering.  The Company plans to use the net proceeds of the offering to expand its exploration drilling programs and accelerate the mine development programs at both mines, refurbish and expand some circuits at the Guanacevi plant and evaluate a possible plant expansion at Guanajuato.”

The offering and over-allotment consisted of a total of 6,152,500 units at a price of $3.00 per unit, marketed by Salman Partners Inc., CIBC World Markets Inc., Haywood Securities Inc. and PI Financial Corp. (collectively, the “Agents”). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant (“Warrant”) exercisable for one common share at a price of $3.60 for a period of 24 months.  The Warrants will be listed for trading on the Toronto Stock Exchange under the symbol “EDR.WT”.

Agents’ compensation consisted of cash commission equal to 6% of the gross proceeds of the offering together with agents’ warrants entitling the agents to acquire a total of 369,150 common shares of the Company at a price of $3.00 per common share for a period of 24 months.

This news release is not an offer of securities for sale in the United States. The securities described above have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an applicable exemption from the registration requirements thereof.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of growing silver production and resources.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such statements include comments regarding the completion and terms of the proposed Offering and the use of proceeds therefrom. Factors that could cause actual results to differ materially include: the ability to settle the terms of the Offering and to satisfy conditions of the Offering; the failure to receive regulatory approvals with respect to the Offering; changes in the prices of gold and silver; and changes in Canadian and U.S. securities markets. In addition, specific reference is made to “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form dated March 31, 2009. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.